Exhibit 4.5

Amendment to

BrainsWay Employment Agreement

with

Christopher R. von Jako, PhD

This Amendment (the “Amendment”) is made as of March 4, 2021 between BrainsWay USA INC., a subsidiary of BrainsWay LTD. (collectively, “BrainsWay” or the “Company”) and Christopher R. von Jako, PhD (“Executive”) with respect to the signed Employment Agreement between the aforesaid parties originally entered into November 24, 2019 (the “Original Agreement”).

Pursuant to the approval of the Shareholders of the Company on March 4, 2021, the following change(s) to the Original Agreement are agreed upon between the Parties:

1.	In lieu of the 180,000 Restricted Stick Units (“RSUs”) (i.e. representing 180,000 Ordinary Shares) which were originally contemplated to be granted in three (3) separate tranches (i.e. 60,000 RSUs as “Tranche B” on March 31, 2021, 60,000 RSUs as “Tranche C” on March 31, 2022, and 60,000 RSUs as “Tranche D” on March 31, 2023) provided satisfaction of certain individual and corporate performance-based criteria set forth in the Original Agreement, the parties have agreed for the Company to instead grant said 180,000 RSUs as part of a single tranche, which, except to the extent otherwise provided herein shall not be subject to satisfaction of any additional conditions, as follows:

180,000 RSUs to be granted to Executive as of March 4, 2021 (the “Shareholder Approval Date”), to vest over a period of four years beginning on the Shareholder Approval Date, with the first 25% said RSUs vesting 12 months after the Shareholder Approval Date, and with the remaining 75% of the RSUs vesting in 12 equal portions – each upon the last day of every three month period thereafter until the grant is fully vested, subject to Executive’s continued employment with the Company at the time of each such scheduled vesting, and otherwise in accordance with the terms of the BrainsWay Amended and Restated 2019 Share Incentive Plan.

2.	For the avoidance of doubt, nothing herein shall be construed as amending or modifying the 60,000 RSUs previously granted as of Executive’s Employment Start Date as “Tranche A” under Section 3(c)(a.) of the Original Agreement. It is further acknowledged that the 60,000 RSUs granted as Tranche A, and the 180,000 RSUs granted hereunder, collectively, represent the entire equity commitment of the Company toward Executive and that no other equity has been promised as part of any oral or written understandings or agreements between the parties.
3.	The parties shall cooperate in executing such documents and following such additional Company policies and procedures as are in effect and/or deemed reasonably prudent with respect to equity grants by the Company, including but not limited to the signature of a BrainsWay Restricted Stock Unit Agreement which shall be deemed to incorporated by reference into this Amendment and the Original Agreement.

Except as specifically set forth in this Amendment, the Original Agreement is unaffected and shall continue in full force and effect in accordance with the terms set forth therein.

AGREED TO AND ACCEPTED,

By Company	By Executive
Signature: /s/_David Zacut	Signature: /s/_Christopher R. von Jako
Name: David Zacut Title: Chairman	Name: Christopher R. von Jako, PhD Title: President and CEO